NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the press release entitled “PLDT launches PLDT UNO, country’s first unified communication solution for corporations” that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange.	6

Exhibit 1

April 22, 2010

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT launches PLDT UNO, country’s first unified communication solution for corporations”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

April 22, 2010

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto entitled “PLDT launches PLDT UNO, country’s first unified communication solution for corporations”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	April 22, 2010

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “PLDT launches PLDT UNO, country’s first unified communication solution for corporations”

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: April 22, 2010

Exhibit 1

PLDT
PRESS RELEASE

PLDT launches PLDT UNO, country’s first unified communication solution for corporations

MANILA, Philippines, April 22, 2010 Philippine Long Distance Telephone Co. (PLDT), together with its technology partners, Alcatel-Lucent, Avaya and Cisco, launches the country’s first managed unified communication solution.

PLDT UNO allows various means of enterprise communications to work seamlessly regardless of device, network or location.

The solution converges real-time voice, messaging, and data applications in a single platform, and is best suited for corporations with multiple branches and on VPN set-up.

PLDT Customer Sales and Marketing Group Head and SVP Eric Alberto explained that PLDT UNO, with its single converged platform for voice and data business applications, will not only introduce cost savings but also improve business operations and collaborations.

“Middle and large corporations depend heavily on the timely dissemination of information within its units, divisions, and off-site offices to respond quickly to the demands of their business. PLDT UNO is getting into a corporate world full of people, collaborating from different locations, and using various business applications and devices, but working efficiently as one.”

This process, he further noted, would help them maintain manageable communication expenditures and happier customers, thereby realizing increased profits.

PLDT UNO integrates telephony and basic unified communication applications into the company’s LAN/WAN, which allows it to seamlessly combine several communication configurations that a company needs.

PLDT Corporate Business Head and FVP Nerissa Ramos said that using one communication device is more efficient and more cost-effective than using all sorts of peripherals for communication — a ground breaking technology that simplifies company’s operation.

Exhibit 1

Some of the advantages of PLDT UNO’s suite of unified communication tools include distributed calls, call detail recording, mobile twinning, web-based management, web conferencing, and unified messaging such as voice-mail-to-email and visual voicemail. Other add-on features can also be included in different set-ups, such as call recording, meet-me-conferencing, text-to-speech, click-to-call, fax-to-email, and network management system.

“PLDT UNO is a wonder of technology. It combines several communications suite into same language which results to improved collaboration, quicker decisions, cost savings, and less travel,” Ramos added.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons:

Ramon R. Isberto	Horace A. Lavides	Victor Y. Tria
PLDT Spokesperson Tel. No.: +63 2 5113101 Fax No.: + 63 2 5113100	PLDT Senior Manager Tel. No: +63 2 8168684 Email: halavides@pldt.com.ph	PLDT Business Solutions Head Tel. No.: +63 2 8400002 Email: vytria@pldt.com.ph

Page 6 of 6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: April 22, 2010